March 11, 2022

Ms. Valerie Lithotomos

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:                             Calamos Investment Trust (File Nos. 33-19228 and 811-05443) (the “Registrant”)

Dear Ms. Lithotomos:

I am writing to respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided by telephone on February 14, 2022 in connection with the registration statement on Form N-1A, filed with the Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on January 14, 2022 (the “PEA”) for the purpose of adding Calamos International Small Cap Growth Fund (the “Fund”) as a new series of the Registrant.  Your comments are summarized below, followed by our responses.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the PEA. The Registrant intends to file a future post-effective amendment pursuant to Rule 485(b) under the Securities Act to (the “Future Amendment”) (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement.

1.              Comment.  The Staff requests that the Fund’s Annual Fund Operating Expenses table and example expenses be provided in advance of effectiveness for the Staff’s review.

Response.  The Fund’s Annual Fund Operating Expenses table and example expenses have been revised as follows:

Shareholder Fees (fees paid directly from your investment):

	CLASS A	CLASS C	CLASS I	CLASS R6
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.75%	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the redemption price or offering price)	None	1.00%	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.95%	0.95%	0.95%	0.95%
Distribution and/or Service Fees (12b-1)	0.25%	1.00%	None	None
Other Expenses(1)	0.87%	0.87%	0.87%	0.87%
Total Annual Fund Operating Expenses	2.07%	2.82%	1.82%	1.71%
Expense Reimbursement(2)	(0.72)%	(0.72)%	(0.72)%	(0.72)%
Total Annual Fund Operating Expenses After Reimbursement	1.35%	2.10%	1.10%	0.99%

(1)         “Other Expenses” are based on estimated amounts for the current fiscal year.

(2)         The Fund’s investment advisor has contractually agreed to reimburse Fund expenses through March 31, 2025 to the extent necessary so that Total Annual Fund Operating Expenses of Class A shares, Class C shares and Class I shares are limited to 1.35%, 2.10% and 1.10% of average net assets, respectively. The Fund’s investment advisor has contractually agreed to limit the Fund’s annual ordinary operating expenses through March 31, 2025 for Class R6 shares (as a percentage of average net assets) to 1.10% less the Fund’s annual sub-transfer agency ratio (the aggregate sub-transfer agency fees of the Fund’s other share classes divided by the aggregate average annual net assets of the Fund’s other share classes). For purposes of these expense limitations, operating expenses do not include taxes, interest, short interest, short dividend expenses, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any. Calamos Advisors LLC (“Calamos Advisors”) may recapture previously waived expense amounts within the same fiscal year for any day where the respective share class’s expense ratio falls below the contractual expense limit up to the expense limit for that day. Amounts subject to recapture are limited to the lesser of the amounts that would be subject to recapture under: (i) the expense limitation in effect at the time of the waiver or reimbursement; or (ii) the expense limitation in effect at the time of recapture. This undertaking is binding on Calamos Advisors and any of its successors and assigns. This agreement is not terminable by either party.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then either redeem or do not redeem your shares at the end of the reflected time periods. The example also assumes that your investment has a 5% return each year that all dividends and capital gain distributions are reinvested, that you pay a maximum initial or contingent deferred sales charge and that the Fund’s operating expenses remain the same. Any applicable fee waivers and/or expense reimbursements are reflected in the below examples for the period through March 31, 2025 only. Although your actual performance and costs may be higher or lower, based on these assumptions, your costs would be:

You would pay the following expenses if you redeemed your shares at the end of the period:

	One Year	Three Years
Class A	$606	$882
Class C	$313	$658
Class I	$112	$350
Class R6	$101	$315

You would pay the following expenses if you did not redeem your shares:

	One Year	Three Years
Class A	$606	$882
Class C	$213	$658
Class I	$112	$350
Class R6	$101	$315

2.              Comment.  Please confirm that the expense limitation agreement referenced in footnote two to the Fund’s Annual Fund Operating Expenses table will remain in place for at least one year.

Response.  The Registrant confirms that the expense limitation agreement for the Fund will remain in place for at least one year, until March 31, 2025.

3.              Comment.  Please add disclosure in footnote two to the Fund’s Annual Fund Operating Expenses table stating that the expense limitation agreement may only be terminated by the Board of Trustees of the Fund.

Response.  The Registrant respectfully declines to add the requested disclosure because the expense limitation agreement is not terminable by the Fund (by action of the Board of Trustees) or the adviser and notes that footnote two currently states that “[t]his agreement is not terminable by either party.”

4.              Comment.  Please confirm that the expense examples reflect any applicable fee waivers and/or expense reimbursements for the contractual term of such waivers and/or reimbursements only.

Response.  The Registrant confirms that the expense examples only reflect fee waivers and/or expense reimbursements under the expense limitation agreement for the Fund through its expiration on March 31, 2025.

5.              Comment.  The second to last sentence of footnote two to the Fund’s Annual Fund Operating Expenses table states “[t]his undertaking is binding on Calamos Advisors and any of its successors and assigns.” Please clarify as to which undertaking this refers, either the expense limitation agreement or the limitation on ability to recapture.

Response.  The Registrant confirms that all undertakings under the expense limitation agreement, to include the limitation on the ability to recapture, is binding on Calamos Advisors and any of its successors and assigns.

6.              Comment.  Please revise footnote 2 to the Fund’s Annual Fund Operating Expenses table to reflect that previously waived amounts under the Fund’s expense limitation agreement subject to recapture are limited to the lesser of the amounts that would be subject to recapture under: (i) the expense limitation in effect at the time of the waiver or reimbursement; or (ii) the expense limitation in effect at the time of recapture.

Response.  The Registrant respectfully declines to add the requested disclosure but confirms that any amounts recaptured would be the lesser of the amounts that would be subject to recapture under: (i) the expense limitation in effect at the time of the waiver or reimbursement; or (ii) the expense limitation in effect at the time of recapture.

7.              Comment.  The third sentence of the fourth paragraph of the Fund’s Principal Investment Strategies states that “Calamos Advisors takes environmental, social and governance (“ESG”) factors into account in making investment decisions.” Please explain the adviser’s definition of ESG and any specific ESG areas of focus for the Fund. In addition, consider adding an ESG risk factor for the Fund.

Response.  The Registrant confirms that is does not have a specific ESG area of focus for the Fund and has revised the referenced sentence to state as follows:

Calamos Advisors evaluates environmental, social and governance (“ESG”) information within its fundamental research process to aid in determining investment opportunities and risks.  As part of the research process, Calamos Advisors reviews ESG information and ratings from a third-party vendor as well as any additional ESG analysis and incorporates this information into Calamos Advisors’ company research. Calamos Advisors also receives ESG information updates and rating changes from its third-party vendor and evaluates that information as appropriate. Calamos Advisors does not exclude an investment solely based on its ESG rating nor does Calamos Advisors target a certain average ESG rating for the portfolio.

In addition, the Registrant has added the following as a principal risk for the Fund.

Sustainability (ESG) Policy Risk — Calamos Advisors’ consideration of environmental, social and governance (“ESG”) information could cause the Fund to perform differently compared to similar funds that do not consider such information. In executing the Fund’s investment strategy, Calamos Advisors will rely on ESG related data provided by third parties. There is no assurance that ESG data sources will always be available.

8.              Comment. The Staff requests that the Registrant order the Fund’s principal risks to prioritize those that are most likely to adversely affect the Fund’s performance. The Staff notes that after listing the most significant risks to each Fund, the remaining risks may be alphabetized.

Response. The Registrant respectfully declines to make the Staff’s requested change at this time. The Registrant acknowledges that it is aware of the non-binding guidance issued by the Division of Investment Management’s Disclosure Review and Accounting Office titled “Improving Principal Risks Disclosure” (https://www.sec.gov/investment/accounting-and-disclosure-information/principal-risks/adi-2019-08-improving-principal-riskss-disclosure) (“ADI-2019-08”). While the Registrant respects the Staff’s view on principal risk disclosure, ADI-2019-08 states clearly that the update is not a rule, regulation or statement of the Commission. Moreover, Form N-1A does not require that a fund’s principal risks be set forth in any particular order. Further, the Registrant believes that ordering the principal risks alphabetically makes it easier for an investor to find particular risk factors of the Fund. In addition, the materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest risk to the Registrant at any given moment. Therefore, given the Fund’s broad investment mandate, the Registrant believes that emphasizing one risk over another in a static document in a non-static market would not be appropriate.

Notwithstanding, the foregoing, the Registrant notes the following disclosure is included at the beginning of the “Principal Risks” section in the statutory and summary portions of the Fund’s prospectus to help investors better understand the importance of reading each risk disclosure regardless of their sequence:

The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears.

9.              Comment.  Please consider including a cybersecurity risk as a principal risk for the Fund in the Fund’s summary prospectus.

Response.  The Registrant respectfully declines to include cybersecurity risk as a principal risk for the Fund in the Fund’s summary prospectus but notes the following is included as a principal risk for the Fund in response to Item 9 of Form N-1A.

Cybersecurity Risk. Investment companies, such as the Fund, and their service providers are exposed to operational and information security risks resulting from cyberattacks, which may result in financial losses to the Fund and its shareholders. Cyber- attacks include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, “ransomware” that renders systems inoperable until ransom is paid, the unauthorized release of confidential information, or various other forms of cybersecurity breaches. Cyber-attacks affecting the Fund or Calamos Advisors, custodian, transfer agent, distributor, administrator, intermediaries, trading counterparties, and other third-party service providers may adversely impact the Fund or the companies in which the Fund invests, causing the Fund’s investments to lose value or to prevent a shareholder redemption or purchase from clearing in a timely manner.

10.       Comment. Under “Portfolio Manager Experience in the Fund” which states that each portfolio manager has been with the Fund “since Fund’s inception,” please revise to state the month and year of each portfolio manager’s appointment.

Response. The requested change as been made.

11.       Comment.  In the trustee table contained in the Statement of Additional Information, please revise the column heading “Experience, Qualifications, Attributes, Skills, for Board Membership,” to include “During the Past 5 years.”

Response. The Registrant respectfully declines to make the requested change. The information in this column is provided in response to Item 17(b)(10) of Form N-1A which provides that “[i]f material, this disclosure should cover more than the past five years, including information about the person’s particular areas of expertise or other relevant qualifications.” The Registrant confirms that the information disclosed regarding the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a Trustee for the Fund is material and covers more than five years.

* * * * *

We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (617) 854-2418.

Very truly yours,

/s/ Kathleen M. Nichols
Kathleen M. Nichols, Esq.

cc:

John P. Calamos, Sr., Chairman, Trustee and President, Calamos Investment Trust

J. Christopher Jackson, Esq., Vice President and Secretary, Calamos Investment Trust

Paulita A. Pike, Esq., Ropes & Gray LLP

Rita Rubin, Esq., Ropes & Gray LLP